UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________to___________

Commission file number 1-13948

A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Schweitzer-Mauduit International, Inc. Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Schweitzer-Mauduit International, Inc
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246

1.	Financial Statements and Schedules

The financial statements and supplemental schedule for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2.	Schweitzer-Mauduit International, Inc. Retirement Savings Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements and supplemental schedule of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan is set forth in such financial statements and supplemental schedule filed as Exhibit 99.1 hereto and incorporated by reference herein.

3.	Exhibits

Exhibit	Description

10.1
Schweitzer-Mauduit International, Inc. Retirement Savings Plan Amended and Restated as of January 1, 2007 (incorporated herein by reference to and designated as Exhibit 10.1 in Schweitzer-Mauduit International, Inc.'s Form 11-K, dated as of June 25, 2008).

23.1	Consent of Moore Colson, PC, Registered Independent Public Accounting Firm.

23.2	Consent of CohnReznick LLP, Registered Independent Public Accounting Firm.

99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Human Resources Committee of Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan

Date: June 25, 2015

By:	/s/ Vera M. Arthur
Vera M. Arthur
Chairman, Human Resources Committee and Vice President- Human Resources

EXHIBIT INDEX

Exhibit	Description

10.1
Schweitzer-Mauduit International, Inc. Retirement Savings Plan Amended and Restated as of January 1, 2007 (incorporated herein by reference to and designated as Exhibit 10.1 in Schweitzer-Mauduit International, Inc.'s Form 11-K, dated as of June 25, 2008).

23.1	Consent of Moore Colson, PC, Registered Independent Public Accounting Firm.

23.2	Consent of CohnReznick LLP, Registered Independent Public Accounting Firm.

99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.